EXHIBIT 12.1

	Ratio of Earnings to Fixed Charges

	Year Ended December 31,
(Dollars in Thousands)	2007	2006	2005	2004	2003
Earnings:
Pre-tax income (loss)	$75,892	$(322,229)	$110,709	$116,218	$(85,971)
Deduct: income from partnerships	—	—	—	(12,777)	(17,347)
Add: cash received from partnerships	—	—	—	13,267	23,026
Add: fixed charges	992,457	863,843	312,438	191,945	186,777

Earnings available for fixed charges	$1,068,349	$541,614	$423,147	$308,653	$106,485

Fixed charges:
Interest expense	$983,660	$855,394	$309,144	$188,048	$183,387
Interest component of rent expense	8,797	8,449	3,294	3,897	3,390

Total fixed charges	$992,457	$863,843	$312,438	$191,945	$186,777

Ratio of earnings to fixed charges (1)	1.1	(2)	1.4	1.6	(2)

(1)	The ratio of earnings to fixed charges has been computed by dividing earnings by fixed charges. For purposes of computing he ratio:

•	earnings consist of (a) income from continuing operations before income from equity investments in partnerships and income taxes, (b) fixed charges and (c) cash distributions from partnership investments; and

•	fixed charges consists of (a) interest on debt, (b) amortization of debt issuance costs and (c) one-third of operating rental expense, which management believes is representative of the interest component of rent expense.
(2)	Due to our losses in the years ended December 31, 2006 and 2003, the ratio was less than 1:1 for these periods. We would have had to generate additional earnings of $322,229 and $80,292 to achieve a ratio of earnings to fixed charges of 1:1 for the years ended December 31, 2006 and 2003, respectively.